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ON

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22725 Fairview Center Dr. #100
(No. and Street)

Fairview Park	Ohio	44126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary D. Klubnik CPA,CFP — 440-734-3200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ogg, Jeffrey P. CPA
(Name – *if individual, state last, first, middle name*)

4110 Secor Rd.	Toledo	Oh	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary D. Klubnik CPA,CFP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKA Securities Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President
Title

SEC
Mail Processing
Section
AUG 01 2016
Washington DC
409

Notary Public



KIMBERLY KUSHEN
Notary Public State of Ohio
My Comm. Expires Sept. 24, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKA Securities, Inc.

June 30, 2016

TABLE OF CONTENTS

SKA Securities, Inc.
Financial Statements
For the Year ended June 30, 2016



Jeffrey P. Ogg, CPA Ltd.
4110 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Tax and Accounting Services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
SKA Securities, Inc.

We have audited the accompanying financial statements of SKA Securities, Inc. (an Ohio corporation), which comprise the statement of financial condition as of June 30, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SKA Securities, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SKA Securities, Inc. as of June 30, 2016, and the results of its operations and its cash flow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 13-14 has been subjected to audit procedures performed in conjunction with the audit of SKA Securities, Inc's financial statements. The supplemental

information is the responsibility of SKA Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jeffrey P. Ogg, CPA LLC

Toledo, OH
July 20, 2016

SKA Securities, Inc.
Statement of Financial Condition
June 30, 2016

ASSETS

Current assets			
Cash in checking and savings accounts		$	41,292
FINRA daily account			110
Commissions receivable			7,225
Prepaid expenses			622
	Total Current Assets		49,249
Property and Equipment			
Fixtures and Equipment			648
Less: Accumulated Depreciation			(275)
	Total Property and Equipment		373
Other assets			
Workers compensation deposit			1
	Total Other Assets		1
	TOTAL ASSETS	$	49,623

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities			
Accrued expenses		$	6,318
Income tax payable			492
Deferred tax liability			438
	Total Current Liabilities		7,248
Stockholders' Equity			
Common stock, no par value. 750 shares authorized and 500 shares issued and outstanding			500
Additional paid-in capital			16,500
Retained earnings			23,588
Current year earnings			16,787
Current year dividends paid			(15,000)
	Total Stockholders' Equity		42,375
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$	49,623

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Statement of Income
For the twelve months ended June 30, 2016

Revenues		
Commission income, mutual funds	$ 58,517	
Pension plan administration	10,650	
College savings plans	5,216	
TOTAL REVENUES		$ 74,383
Cost of sales-commissions		3,060
GROSS PROFIT		71,323
Expenses		
Salaries and wages	11,640	
Rent	9,600	
Retirement plan contributions	720	
Payroll taxes	883	
Licenses and permits	1,000	
Audit fees	3,123	
Dues and subscriptions	1,625	
Office Expense	538	
Telephone	831	
Depreciation	130	
FINRA membership fees	2,160	
Insurance and workers compensation	1,181	
Outside Services	17,410	
		50,841
NET INCOME BEFORE INTEREST AND TAXES		20,482
Interest Income		16
Interest Expense		(26)
Provision for income taxes, current		(3,245)
Provision for income taxes, deferred		(440)
NET INCOME		$ 16,787

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Statement of Changes in Stockholders' Equity
For the twelve months ended June 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
Balances at June 30, 2015	$ 500	$ 16,500	$ 23,588	$ 40,588
Net income	-	-	16,787	16,787
Dividends paid	-	-	(15,000)	(15,000)
Balances at June 30, 2016	$ 500	$ 16,500	$ 25,375	$ 42,375

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.

Statement of Cash Flows

For the Twelve Months Ended June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 16,787
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	130
Increase in commissions receivable	(2,561)
Decrease in deposits	46
Increase in prepaid expenses	(122)
Decrease in deferred tax liability	(207)
Increase in accrued expenses	5,588
Decrease in income tax payable	(1,436)
Total adjustments	1,438
NET CASH USED BY OPERATING ACTIVITIES	18,225
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(15,000)
NET CASH USED BY FINANCING ACTIVITIES	(15,000)
NET INCREASE IN CASH	3,225
CASH AT BEGINNING OF YEAR	38,067
CASH AT END OF YEAR	$ 41,292

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2016

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days that are not held for sale in the ordinary course of business.

Equipment – All acquisitions of property and equipment in excess of $500 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. As a result, net income recognized for financial statement purposes exceeds taxable income. Deferred income taxes have been recorded for the difference, which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

NOTE 4 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid at the end of the month for the current month.

NOTE 5 – LEASE OBLIGATIONS

The Company has a month-to-month lease for office space for a monthly rental of $800 per month.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company rents office space and shares administrative costs from a corporation that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the Company maintain net capital of $5,000 or greater. At June 30, 2016 the Company had a net capital of $37,881, which was $32,881 in excess of the required net capital.

NOTE 8 – INCOME TAX PROVISION

The provision for income taxes was comprised of the following:

	Current	Deferred
Federal	$ 422	$ 384
State	0	0
Local	70	54
	$ 492	$ 438

NOTE 8 – INCOME TAX PROVISION (cont.)

Management has evaluated income tax position taken or expected to be taken, if any, on income tax returns filed and the likelihood that, upon examination by relevant jurisdictions, those income tax provisions would be sustained. Based on the results of this evaluation management determined there are no positions that necessitated disclosures and/or adjustments.

The income tax return filed is not subject to examination by U.S. federal tax authorities for tax years before 2011.

NOTE 9 – FAIR VALUE MEASUREMENTS

The Company's financial instruments consist primarily of cash, commissions receivable, and accounts payable. The carrying value of financial instruments are representative due to their short-term maturities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 20, 2016, which is the date the financial statements are to be issued.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2016

The accompanying schedules are prepared in accordance with the
requirements and general format of FOCUS Form X-17A-5.

Schedule I.	Computation of Net Capital Under Rule 153-c1
Schedule II.	Reconciliation of Audited Net Capital Computation and Broker/Dealer's Corresponding Unaudited Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

SKA Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2016

Net Capital		
Total Stockholders' Equity		$ 42,375
Deductions		
Nonallowable Assets		
Accounts receivable in excess of 30 days	12	
Simple Plan administration fees	3,375	
Prepaid expenses	623	
Net Property Plant and Equipment	373	
Workers compensation deposit	1	
FINRA deposits	110	4,494
Net capital		37,881
Required net capital		5,000
Excess net capital		$ 32,881

SKA Securities, Inc.
Schedule II
Reconcilliation of Audited Net Capital Computation and
Broker/Dealer's Corresponding Unaudited Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of June 30, 2016

Net Capital per FOCUS Report	$ 37,881
Net Capital per audited financial statements	$ 37,881